SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations

UPM-Kymmene Corporation Stock Exchange Release October 31, 2006 at 12:30

UPM prepares to invest strongly in second generation bio-diesel

UPM will strongly increase its stake in second generation bio-diesel in the next few years and prepares to become a significant producer of bio-fuels. Currently, UPM is developing the business concept and the respective technical solutions. Decisions to invest in the first commercial scale production plant can be expected within the next few years, rather sooner than later. The plant will be located adjacent to one of UPM’s paper mill sites in Finland, France, Germany or UK.

“Investments in development of concepts and plants will be significant. The production of bio-fuel is a good fit for UPM since its core business is to add value to the wood raw material. Our aim is to maximise the gain from the biomass-based raw material,” states Jussi Pesonen, President and CEO. “The importance of renewable fuels is increasing, and we consider this an opportunity to further utilise our existing value chain and be part of the future development.”

The main raw material used in bio-diesel production will be wood based biomass. UPM is already making versatile use of the wood and uses it efficiently in production of products and energy generation. The bio-fuel production plant adjacent to existing UPM pulp or paper mills would further improve the possibilities to utilise this wood raw material.

For further information please contact:

Ms Anja Silvennoinen, Vice President, Energy, telephone +358 204 150 733

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com